NEWS RELEASE 08-18	Aug. 14, 2008

FRONTEER REPORTS SECOND QUARTER RESULTS

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG –TSX/AMEX) reports its financial and operating results for the three months ended June 30, 2008. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2008. Further details on each of Fronteer’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are presented in Canadian dollars unless otherwise stated.

OVERVIEW

The Company is a gold-focused exploration and development company committed to discovering and advancing deposits with strong production potential. The company’s vision is to become a multi-billion-dollar, gold-growth Company advancing a pipeline of projects stretching from exploration through to production.

The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Fronteer is also a founder and largest shareholder at 42.2% of Aurora Energy Resources Inc. (“Aurora”), a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada. Aurora is listed on the Toronto Stock Exchange under the symbol AXU.

The Company’s shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol FRG.

Significant events for the six months ending June 30, 2008 through the date of this report are:

  Signing of a joint venture agreement with Newmont where Newmont may earn up to a 60% interest in the Sandman gold project in Nevada.
  Fronteer retains a 100% interest in the Northumberland gold project, and through the above mentioned Sandman deal, will gain access to Newmont’s N2TEC flotation technology for Northumberland. The Company has also completed a new resource estimate for its 100%-owned Northumberland gold project, increasing the deposit’s overall gold-equivalent resource size by 23.5% .
  Ongoing drilling also continues to underline the promise of Long Canyon, an important new gold deposit. Initial results from Long Canyon’s 2008 work program include grades as high as 17.63 grams per tonne gold over 4.6 metres (see press release dated July 29, 2008).
  The Nunatsiavut government in Labrador voted eight to seven in favour of implementing a three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit lands. The amendment to the Labrador Inuit Lands Act requires the issue to be revisited after March 31, 2011. Exploration for uranium on Labrador Inuit Lands during the moratorium is still permitted.

EXPLORATION PROJECTS

Exploration and acquisition expenditures, net of recoveries but including stock based compensation, for the six months ended June 30, 2008 and 2007 totalled $121,508 and $325,611 in Turkey, $77,480 and $1,577,829, the Yukon, Canada, and $6,803,049 and $nil, in Nevada, USA, respectively. The properties in the USA were acquired with the purchase of NewWest in September 2007, and thus there are no expenditures for the corresponding six months ended June 30, 2007.

At Northumberland, the 2008 Summer Drill program commenced in mid-May 2008, with two rigs currently focused on expanding the near surface oxide resource in the vicinity of the Main Pit and the deeper Rockwell / Zanzibar sulphide resource. As of June 30, 2008, a total of 2,986 metres have been drilled in 12 drill holes (10 completed and 2 partial), out of a planned 14,705 metres, with drill results pending.

During the six months ended June 30, 2008, the Company and Newmont signed a joint venture agreement whereby Newmont may earn an initial 51% interest in Sandman within 36 months by contributing mineral interests to the joint-venture, spending a minimum US$14,000,000 on exploration ($3 million, $5 million, $6 million spent in years one, two, and three respectively, with regional exploration not completed in year 1 allowed to carryover to year two) and making a production decision supported by a bankable feasibility study. Newmont may earn an additional 9% in Sandman by spending a further US$9,000,000 on development. Fronteer retains a 2% net smelter royalty on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs. It is anticipated that Newmont will complete a gradient array resistivity survey and commence drilling at Sandman with two rigs in the third quarter. Newmont is currently updating road infrastructure and building core handling facilities in anticipation of the start of drilling in late August.

For the first six months of 2008, the Company has incurred costs totalling $1,944,568 at Long Canyon and has drilled a total of 4,827 metres in 28 completed and two partial drill holes since May. The Company should complete its initial earn-in at Long Canyon before the end of the year.

Additional plans for 2008 also include district-scale exploration throughout the remaining land holdings within the Eastern Great Basin. Mapping, ground geophysics, soil geochemistry and target generation on these properties continues. A drill program is being planned for KB to commence later in late August.

At the Halilaga project in Turkey, drilling is underway at the large and untested Kumlugedik Tepe and Bakirlik Tepe geochemical/geophysical targets, located approximately 4 kilometres southeast of the Kestane zone.

For the six months ended June 30, 2008, approximately US$738,000 has been expended by Teck Cominco’s Turkish subsidiary (“TCAM”) on the property. Assay results from drilling are pending.

SELECTED FINANCIAL DATA
This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis ("MD&A") and the unaudited consolidated financial statements and related notes thereto for the periods indicated.

	(Unaudited)		(Unaudited)
	For the three months ended		For the six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Net loss	$1,360,015	$9,488,197	$7,583,428	$10,630,874
Total comprehensive loss	$1,360,015	$8,868,487	$12,371,916	$8,665,079
Basic and diluted loss per	$0.02	$0.14	$0.09	$0.16
share
Cash invested in mineral	$3,503,375	$1,924,706	$5,761,038	$2,718,484
properties
Cash generated by financing activities	$32,000	$5,749,197	$129,800	$68,435,554

	As at
	June 30, 2008	December 31,
	(Unaudited)	2007
Cash	$93,860,876	$99,039,334
Working capital	$93,122,283	$96,903,057
Total assets	$418,957,382	$426,437,437
Investment in Aurora Energy Resources
Inc.(1)	$75,922,481	$76,696,684
Shareholders’equity	$360,486,280	$366,849,777

(1) Fronteer accounts for its investment in Aurora using the equity method of accounting. At June 30, 2008, the Company owned 42.2% of Aurora compared to 42.3% at December 31, 2007. Aurora’s market capitalization at June 30, 2008, was approximately $310 million.

The Company’s net loss for the three months ended June 30, 2008 was $1,360,015 or $0.02 per share compared to a net loss of $9,488,197 or $0.14 for three months ended June 30, 2007. The Company’s net loss for the six months ended June 30, 2008 was $7,583,428 or $0.09 per share compared to a net loss of $10,630,874 or $0.16 for six months ended June 30, 2007. Contributing to the period-over- period differences was the recognition of increased operating expenses such as, wages and benefits, property investigation, office and general, legal expenses and accounting and audit fees. A significant decrease was noted in stock-based compensation expense year over year. Also the Company recognized a gain on the sale of its investment in Latin American Minerals Inc. (“LAT”).

LIQUIDITY

At June 30, 2008, the Company had cash on its balance sheet of $93,860,876 and working capital of $93,122,283 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $5,178,458 and $3,780,774, respectively, is primarily due to sale of the Company’s investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $5,761,038, the placement of additional reclamation bonds of $697,208, and cash used in operations of $3,340,022.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX –AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.